Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kuleana Spirits, Inc.
61-3270 Maluokalani St. #B6
Kamuela, HI 96743
https://kuleanarum.com/

Up to $3,142,816.13 in Series C Preferred Stock at $0.59
Minimum Target Amount: $14,999.57

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Kuleana Spirits, Inc.
Address: 61-3270 Maluokalani St. #B6, Kamuela, HI 96743
State of Incorporation: DE
Date Incorporated: August 01, 2017

Terms:

Equity

Offering Minimum: $14,999.57 | 25,423 shares of Series C Preferred Stock
Offering Maximum: $3,142,816.13 | 5,326,807 shares of Series C Preferred Stock
Type of Security Offered: Series C Preferred Stock
Purchase Price of Security Offered: $0.59
Minimum Investment Amount (per investor): $500.91

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer. Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Kuleana Spirits, Inc., you are eligible for additional 10% bonus shares.

Mid-Campaign Perks

Flash Perk 1

Invest $5,000+ on days 35-40 of the offering and receive 5% bonus shares

Flash Perk 2

Invest $5,000+ on days 60-67 of the offering and receive 5% bonus shares

Time-Based Perks

Early Bronze

Invest $1,000+ within the first 72 hours and receive 2% bonus shares.

Early Silver

Invest $2,500+ within the first two weeks and receive 4% bonus shares.

Early Gold

Invest $5,000+ within the first two weeks and receive 6% bonus shares.

Early Double Gold

Invest $10,000+ within the first two weeks and receive 10% bonus shares.

Early Platinum

Invest $25,000+ within the first two weeks and receive 15% bonus shares.

Volume-Based Perks

Bronze | $1,000+

Invest $1,000+ and receive a $10 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Silver | $2,500+

Invest $2,500+ and receive $20 off promo code + $50 gift card to be used at Kuleana Rum Shack + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Gold | $5,000+

Invest $5,000+ and receive a $30 off promo code + $100 gift card to be used at Kuleana Rum Shack + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Double Gold | $10,000+

Invest $10,000+ and receive 5% bonus shares + a $250 gift card to be used at Kuleana Rum Shack + $40 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code) + Private Tasting with Founder for up to 8 people (travel not included).

Platinum | $25,000+

Invest $25,000+ and receive 10% bonus shares + a VIP Tour and Tasting for up to 12 people (travel not included) + $250 gift card to be used at Kuleana Rum Shack + $50 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Kuleana Spirits, Inc. (dba "Kuleana Rum Works") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $0.59 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and 5% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Kuleana Spirits, Inc. (dba "Kuleana Rum Works" or the "Company") was founded on the island of Hawaiʻi in 2013 to make and share exquisite rum, celebrating the richness of Hawaii's culture. We are here to elevate rum by celebrating it as a world-class spirit. We do this by making rum from the best ingredients on Earth and without added sweeteners, flavors or coloring.

The Company was originally formed as Company Rum LLC, a Hawaii limited liability company, on January 18, 2013. On August 1, 2017, the Company converted to Kuleana Spirits, Inc., a Delaware corporation. On May 18, 2023, the Company registered in Hawaii under the trade name "Kuleana Rum Works."

The Company has trademarks for each of its rums and the name of the Company. The Company has no issued or pending patents.

Competitors and Industry

With a market valuation of more than $12B in 2023, Rum is a huge category in the spirits world.

As with the whiskey and tequila boom of the 2000s and 2010s, there is a shift in consumer preferences to super-premium spirits and, according to Diagio, the super-premium rum market is in "the early stages of premiumization," showing a compound annual growth rate of 27% in the U.S.

And because the vast majority of rum sold in the US is made with additives; Kuleana Rum Works is in a unique position to lead the premiumization effort with their offerings that are free of added colors, flavors, or sweeteners.

Additionally, while the vast majority of rum is made from molasses or dried sugar, Kuleana Rum Works makes rum from fresh sugarcane juice, something only about 3% of the world's rum can claim.

Current Stage and Roadmap

Kuleana launched in 2013 (2017 in as a C-Corp) with a great story: making world-class rum from the fresh juice of Hawaiian heirloom sugarcane and a commitment to not use added sweeteners, colorings, or flavors.

Then they worked on making sure the rum was of the highest quality. Since selling its first rum in Dec. 2018, Kuleana Rum has been named among some of the best rum in the world by Forbes, the Wine Enthusiast, and the San Francisco and New York World Spirits Competitions.

Most recently, Kuleana Rum Works has recently completed a multi-million dollar capital improvement program to allow it to scale to 83,000 9-liter cases per year with a two-week shutdown for maintenance. The Company also secured a national distribution agreement from the country's largest spirits distributor and is currently offered in 14 states and growing.

Over the next five years, we plan on increasing our distribution from 14 states to all 50 and internationally. We believe we have positioned ourselves to grab a large percentage of the quickly growing Super Premium rum segment.

The Team

Officers and Directors

Name: Steve Jefferson

Steve Jefferson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, and Director
  Dates of Service: January, 2013 - Present
  Responsibilities: Steve is the Co-Founder, CEO, and Director of Kuleana Spirits.

Name: Charles Sander

Charles Sander's current primary role is with Managed Methods, Inc. Charles Sander currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Charles is a Co-Founder and Director of Kuleana Spirits.

Other business experience in the past three years:

- Employer: Managed Methods, Inc
  Title: Chairman & CEO
  Dates of Service: February, 2014 - Present
  Responsibilities: Co-Founder and leader of the company.

Name: David Perkins

David Perkins's current primary role is with Tire Kickers LLC. David Perkins currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2017 - Present
  Responsibilities: Member of the Board of Directors.

Other business experience in the past three years:

- Employer: Tire Kickers LLC
  Title: CEO
  Dates of Service: April, 2017 - Present
  Responsibilities: Manage investment portfolio.

Other business experience in the past three years:

- Employer: O'Shaughnessy Distilling Co.
  Title: Liquid Collaborator, Advisor, Board Member
  Dates of Service: November, 2020 - Present
  Responsibilities: Advise CEO, COO, and company Board on commercial and operations strategy.

Name: David Lewis

David Lewis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CFO, General Manager, and Secretary
  Dates of Service: October, 2016 - Present
  Responsibilities: CFO & General Manager. Involved in all facets of Company decision making – focusing on making sure the Company grows within its means – accounting, budgeting, forecasting.

Name: Matt Mitchell-Hardt

Matt Mitchell-Hardt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Sales Officer
  Dates of Service: February, 2024 - Present
  Responsibilities: Matt leads Kuleana Rum Works sales strategy and brand development by driving execution across the organization with Kuleana distributor partners as well as Key Accounts. Matt's focus is on refining key performance indicators and collaboration across departments to optimize the Company's growth strategy.

Other business experience in the past three years:

- Employer: Tanteo Spirits LLC
  Title: Vice President of Sales
  Dates of Service: January, 2020 - January, 2024
  Responsibilities: VP of Sales.

Name: Phillip Plyar

Phillip Plyar's current primary role is with Retired. . Phillip Plyar currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2025 - Present
  Responsibilities: Member of the Board of Directors.

Other business experience in the past three years:

- Employer: Mountaire
  Title: President & CEO
  Dates of Service: July, 1996 - December, 2024
  Responsibilities: Executive leader of the company. Responsible for building, retaining, and managing team which would meet or exceed profitability and growth results laid out by ownership and board.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Series C Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
If the Company cannot raise sufficient funds it will not succeed. The Company is offering Series C Preferred Stock in the amount of up to $3.14M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Series C Preferred Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of Series C Preferred Stock could be more advantageous to those investors than to the holders of Series C Preferred Stock or other securities. In addition, if we need to raise more equity capital from the sale of Series C Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Series C Preferred Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business

decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series C Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Kuleana Spirits, Inc. was formed on August 1, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. Kuleana Spirits, Inc. has incurred a net loss since its inception. We don't intend to pay dividends but are concentrating on creating maximum enterprise value for shareholders.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations

can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. We defend our brands through reliance on trademark protections. If we are unable to prevent other companies from infringing our trademarks, our ability to compete in the marketplace will be impaired.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation,

consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. We operate a farm to grow our sugarcane, and the loss of those crops would cause significant harm to our ability to produce rum.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Regulatory Compliance
Changes in alcohol regulations or licensing requirements can impact the production and sale of spirits. Non-compliance may lead to fines or closure of the business.

Supply Chain Disruptions
Dependence on specific suppliers for rum production or restaurant ingredients can expose the business to disruptions due to supply chain issues, weather events, or geopolitical factors.

Health and Safety Concerns
Foodborne illnesses, accidents, or health code violations in the restaurant can lead to legal consequences, reputation damage, and financial losses.

Market Competition
Intense competition in both the spirits and restaurant industries can impact market share and profitability. Changes in consumer preferences may also affect sales.

Economic Downturn
Economic recessions or downturns may lead to decreased consumer spending on luxury items such as premium spirits and dining out.

Brand Reputation
Negative reviews, incidents of food poisoning, or product recalls can harm the brand reputation, leading to decreased customer trust and loyalty.

Fluctuating Commodity Prices
Volatility in the prices of key commodities like sugar, molasses, or other ingredients used in rum production can impact production costs and profit margins.

Global Events and Pandemics
Events such as pandemics, natural disasters, or political instability can disrupt supply chains, impact tourism (affecting restaurant traffic), and create economic uncertainties.

Taste Trends and Consumer Preferences
Rapid changes in consumer preferences or emerging health trends may impact the demand for certain spirits or restaurant offerings, requiring adaptability and innovation.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Charles Sander (incl. entities owned or controlled by him)	2,234,583	Common Stock	17.34%
Charles Sander (incl. entities owned or controlled by him)	2,299,946	Series A Preferred Stock	
Charles Sander (incl. entities owned or controlled by him)	79,235	Series C Preferred Stock	
Charles Sander (incl. entities owned or controlled by him)	2,234,041	Series C-1 Preferred Stock	
Charles Sander (incl. entities owned or controlled by him)	1,739,252	Series B Preferred Stock	
Steve Jefferson	4,863,000	Common Stock	9.98%
Steve Jefferson	76,663	Series A Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,326,807 of Series C Preferred Stock.

Common Stock

The amount of security authorized is 67,005,361 with a total of 16,773,884 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding includes 5,822,021 shar

Voting Rights

One vote per share.

Material Rights

The holders of Series B Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0257 per share of Series B Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series B Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.5137, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series B Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Series C Preferred Stock

The amount of security authorized is 11,016,949 with a total of 3,633,859 outstanding.

Voting Rights

There are no voting rights associated with Series C Preferred Stock.

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g)(i-ii) in the Subscription Agreement.

The outstanding shares of Series C Preferred Stock are not included in the valuation calculation.

The holders of Series C Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0295 per share of Series C Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series C Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.59, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series C Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Please see the Company's Third Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F for further information on the rights of this series of securities.

Series C-1 Preferred Stock

The amount of security authorized is 13,300,469 with a total of 4,825,893 outstanding.

Voting Rights

One vote per share.

Material Rights

The outstanding shares of Series C-1 Preferred Stock are not included in the valuation calculation.

PLEASE BE AWARE, although 4,825,893 shares of Series C-1 Preferred are outstanding as of the commencement of this offering, an additional 437,289 shares of Series C-1 Preferred Stock shall be issued immediately following the commencement of this Offering. Such shares shall be issued to existing investors holding SAFE (simple agreement for furure equity) agreements in an aggregate purchase amount of $256,734.

The holders of Series C-1 Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0295 per share of Series C-1 Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series C-1 Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.59, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

The holders of Series C-1 Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

What it means to be a minority holder

As a minority holder of Series C Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down. You will own a smaller piece of the company. An increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible note or warrants) into stock. If the Company issues more shares, an investor could experience value dilution, with each share being worth less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company's business). Although only 3,633,859 shares of Series C Preferred Stock are outstanding as of the commencement of this offering, up to 5,326,807 shares of Series C Preferred Stock may be issued in connection with this offering and the Company may issue up to 8,474,576 shares of Series C-1 Preferred Stock in connection with an ongoing private placement financing, including 437,289 shares to be issued as described above in "The Company's Securities". None of the outstanding shares of Series C Preferred Stock or Series C-1 Preferred Stock are taken into account in the price per share calculation of this offering and investors should carefully review "The Company's Securities" section to properly understand the dilutive effects these shares may have on your investment.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series B Preferred Stock
  Type of security sold: Equity
  Final amount sold: $5,699,627.00
  Number of Securities Sold: 11,435,736
  Use of proceeds: General working capital.
  Date: November 15, 2022
  Offering exemption relied upon: 506(b)
- Name: Series C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,860,830.50

Number of Securities Sold: 3,539,241
Use of proceeds: Sales and Marketing
Date: September 24, 2024
Offering exemption relied upon: Regulation CF

- Name: Series C Preferred Stock
Type of security sold: Equity
Final amount sold: $55,328.18
Number of Securities Sold: 94,618
Use of proceeds: N/a
Date: September 24, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Series C-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $2,628,175.00
Number of Securities Sold: 4,825,893
Use of proceeds: General Working Capital
Date: March 15, 2024
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In the food and beverage industry, a company's valuation is most often determined by a combination of the volume of products sold, gross margins, and year-over-year growth. Over the past seven years of business since incorporation, our focus has been on delivering award-winning product quality and expanding our presence in the Hawaiʻi and key mainland markets through on-premise and off-premise sales. Simultaneously, we've been developing the Kuleana Rum Shack as a visitor center to bring attention to the brand in the early days, and become the primary visitor center as we grow. To support continued growth in Hawaiʻi and build upon our sales momentum on the mainland, we have invested heavily in expanding production capacity and a sales team to support our considerable growth goals rather than immediate profits.

<u>Year ended December 31, 2024, compared to the year ended December 31, 2023</u>

Revenue

Revenue for fiscal year 2024 was $3,714,451, a 13% increase compared to $3,277,516 in fiscal year 2023. We achieved growth in our core rum business, with a 20% increase in depletions year over year. Our Kuleana Rum Shack business, however, experienced only modest growth with revenues increasing 2% in 2024.

Cost of sales

The cost of sales in fiscal year 2024 was $1,745,984, compared to $1,445,124 in fiscal year 2023.

Gross margins

Gross profit for fiscal year 2024 was $1,968,467, a 7% increase of $136,074 from $1,832,392 in fiscal year 2023.

Expenses

The Company's expenses consist of, among other things, sales and marketing expenses, rent, compensation and benefits for restaurant, general and administrative staff, fees for professional services, as well as research and development expenses. Expenses for fiscal year 2024 were $4,500,605 compared to $4,028,627 in fiscal year 2023. This increase in expenses was due primarily to our focus on building our sales team, as well as increased operating expenses in our Hospitality segment. (Key changes: rent +134k, Accounting/auditing fees +70k, Reg CF promo expenses +47k)

Historical results and cash flows:

The Company is currently in the operating expansion and growth stage and is revenue-generating. We believe the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect to continue growing our rum sales and production. Past cash was primarily generated through equity offerings; revenues from product sales and government grants, and we expect growth in rum sales as we prioritize the continued growth of existing markets while adding new ones. The inability to raise sufficient capital will hamper our ability to meet our growth goals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 14, 2025, the Company has capital resources available in the form of $302,6023 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised on this platform we believe will help to accelerate the growth of Kuleana Rum Works, however, they are not critical to our existing operations. Without this crowdfunding, we will pursue other outlets to raise the necessary capital or choose to slow down growth and focus on break-even.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company if we want to achieve growth at the rate we have planned and have the potential to accomplish. Funds raised from this campaign, along with revenues generated from ongoing sales, will be used for sales and marketing. We intend to use all of our resources to grow the enterprise value of this company to the benefit of its shareholders. Of the total funds that the Company has, ~90% would be made up of funds raised from the crowdfunding campaign, assuming a maximum raise.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to keep operating, but we would have to make adjustments to our growth strategy and concentrate on maximizing profit vs. expansion. We believe, based on past performance, we can operate the Kuleana Rum Shack at a positive net operating income. Further, rum sales in Hawaiʻi (our largest market) can be profitable if we slow investment in expanding markets. We would have to cut sales and marketing outside of Hawaii. Other options to make up for incomplete maximum funding of this round include returning to our current investors for more capital and/or offerings to new investors, as we have in the past. We have also recently opened a Tasting Room, which can be used to host lucrative private events and maintain positive cash flow to earmark to sales and marketing for the distillery operations.

Our 2025 Plan calls for a burn rate of $144k/month, 91 percent of which is earmarked for Sales and Marketing. This is a similar burn rate we have had for the last three years. We anticipate the burn rate will decrease as sales increase and will make adjustments as required to meet company objectives.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to hit break even. We plan on raising capital as needed based on the results from prior raises, to hit our goal of 75,000 9-liter case sales by 2030.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Kuleana Rum Works has contemplated additional future sources of capital, including capital contributions, lines of credit, and other future capital raises. We have raised in excess of $16M from accredited investors and we are excited about crowdfunding as it is important to build significant enterprise value for all of our investors and crowdfunding is a great way to build a legion of investor/ambassadors that will help draw demand from stores, bars, and restaurants all over the country.

Indebtedness

- Creditor: US Small Business Administration
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: July 12, 2050
  Certain assets of the Company have been pledged as collateral for this note.

Related Party Transactions

- Name of Person: Charles Sander
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchase of SAFE on April 25, 2023.
  Material Terms: SAFE having Purchase Amount of $200,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

- Name of Person: Charles Sander
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchase of SAFE on September 12, 2023
  Material Terms: SAFE having Purchase Amount of $200,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

- Name of Entity: Stratos Equity, LLC
  Names of 20% owners: Charles Sander
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchase of SAFE on November 20, 2023.
  Material Terms: SAFE having Purchase Amount of $350,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

- Name of Person: Tim Jefferson
  Relationship to Company: Brother of Chief Executive Officer Steve Jefferson.
  Nature / amount of interest in the transaction: Purchase of SAFE on May 3, 2023.
  Material Terms: SAFE having Purchase Amount of $100,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

- Name of Person: Charles Sander
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchase of SAFE on February 1, 2024
  Material Terms: SAFE having Purchase Amount of $150,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

- Name of Entity: Stratos Equity, LLC
  Names of 20% owners: Charles Sander
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchase of SAFE on February 1, 2024
  Material Terms: SAFE having Purchase Amount of $150,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

- Name of Entity: Stratos Equity, LLC
  Names of 20% owners: Charles Sander
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchase of $250,000 SAFE on August 28, 2024.
  Material Terms: Convertible at next equity financing other than this offering.

- Name of Entity: Stratos Equity, LLC
  Names of 20% owners: Charles Sander
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchase of $125,000 SAFE on February 4, 2025.
  Material Terms: SAFE having Purchase Amount of $125,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering. .

Valuation

Pre-Money Valuation: $25,185,996.00

Valuation Details:

The Company set this valuation internally, without a formal third-party independent evaluation.

The valuation relates back to the Company's March 2024 offering, in which the Company offered shares of Series C Preferred Stock at a pre-money valuation that was calculated on a fully diluted basis. In making this calculation at that time, we assumed:

(i) all preferred stock was converted to common stock; and

(ii) all outstanding and reserved options with a right to acquire shares were exercised.

Since March 2024, the Company issued 3,633,859 shares of Series C Preferred Stock in connection with investments of $1.86M through its offering of Series C Preferred Stock pursuant to Regulation CF (the "Prior Offering") and 4,825,893 shares of Series C-1 Preferred Stock in connection with the conversion of SAFE Notes in principal amount of $2.27M at the time of the initial closing of the Prior Offering.

The shares issued since March 2024 are not taken into account in this valuation calculation.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.57 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  50.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Marketing
  10.0%
  Funds will be used for events, trade shows, promotions, social media, and public relations efforts designed to create demand for consumers of stores, restaurants, and bars.
- Sales
  34.5%
  Funds will be used for salaries and T&E expenses for our sales staff, as well as hiring new salespeople in new markets as we expand.

If we raise the over allotment amount of $3,142,816.13, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Sales
  60.5%
  Funds will be used for salaries and T&E expenses for our sales staff, as well as hiring new salespeople in new markets as we expand.
- Marketing
  33.0%
  Funds will be used for events, trade shows, promotions, social media, and public relations efforts designed to create demand for consumers of stores, restaurants, and bars.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://kuleanarum.com/ (https://kuleanarum.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kuleanaspirits

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Kuleana Spirits, Inc.

[See attached]

Communication with those Charged with Governance at Audit Conclusion

April 13, 2025

To the Board of Directors and Management of
Kuleana Spirits, Inc.

We have audited the financial statements of Kuleana Spirits, Inc. for the year ended December 31, 2024, and we will issue our report thereon dated April 13, 2025. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letters to you dated January 15, 2025 and March 13, 2025. Professional standards also require that we communicate to you the following information related to our audit.

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Kuleana Spirits, Inc. are described in Note 2 to the financial statements. In 2023, the Company adopted the Financial Accounting Standards Board (FASB) Accounting Standard Update (ASU) 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The adoption of this standard did not have a material impact on the Company's financial statements or changes on how the allowance for credit losses is determined. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements were:

> Management's estimate of the accumulated depreciation and amortization is based on the useful lives of capitalized assets, or in the case of leasehold improvements, the expected term of the lease. We evaluated the key factors and assumptions used to develop the accumulated depreciation and amortization in determining that it is reasonable in relation to the financial statements taken as a whole.
>
> The assumptions used and the calculated fair value of options granted to directors, employees and nonemployees. We evaluated the key factors and assumptions using the Black-Scholes-Merton option pricing model in determining that it is reasonable in relation to the financial statements taken as a whole.

Management reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. Fair values are determined based on the discounted cash flows, quoted market values, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. For the year ended December 31, 2024, no impairment loss has been recognized.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements.

Disagreements with Management

For purposes of this letter, a disagreement with management is a disagreement on a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated April 13, 2025.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Board of Directors and Management of Kuleana Spirits, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

KULEANA SPIRITS, INC.
(A Delaware Profit Corporation)

AUDITED FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITORS' REPORT

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Management of
Kuleana Spirits, Inc.
Kamuela, Hawai'i

Opinion

We have audited the accompanying financial statements of Kuleana Spirits, Inc. (a Delaware corporation)(the Company), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuleana Spirits, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Maui:
1885 Main Street, Suite 408 • Wailuku, Hawaii 96793
1885 Main Street, Suite 407 • Wailuku, Hawaii 96793
Phone: 808.242.5002

Big Island:
73-4976 Kamanu Street, Suite 107
Kailua-Kona, Hawaii 96740
www.carbocpa.com

Big Island:
1437 Kilauea Ave; suite 104 • Hilo, Hawaii 96720
Mailing: P.O. Box 4372 • Hilo, Hawaii 96720
Phone: 808.930.6850

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Kuleana Spirits, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Kuleana Spirits, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Kailua-Kona, Hawaiʻi
April 13, 2025

KULEANA SPIRITS, INC.

Balance Sheets
As of December 31, 2024 and 2023

	2024	2023
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents (Note 2)	$ 222,279	$ 244,737
Accounts Receivable (Note 2)	285,399	161,777
Prepaid Expenses	19,277	9,122
Inventory (Note 2)	2,400,965	2,301,295
Deferred Offering Costs Paid in Shares	55,843	-
Offering Deposit Held	26,377	-
Total Current Assets	3,010,140	2,716,931
PROPERTY AND EQUIPMENT, NET (Note 2)	2,769,331	3,179,042
OTHER NON-CURRENT ASSETS		
Operating Lease Right-Of-Use Asset, Net (Notes 2 and 7)	1,867,544	1,853,531
Lease Deposits	49,168	57,777
Total Other Non-Current Assets	1,916,712	1,911,308
TOTAL ASSETS	$ 7,696,183	$ 7,807,281
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 291,350	$ 271,474
Accrued Expenses	76,293	46,394
Accrued Salaries and Wages	265,554	95,351
Accrued Interest	304	11,442
Deferred Revenue	3,985	-
Accrued Offering Costs to be Paid in Shares	55,843	-
EIDL Note - Current Portion (Note 4)	12,133	8,963
Operating Lease Liability - Current Portion (Notes 2 and 7)	192,236	213,088
Total Current Liabilities	897,698	646,712
LONG-TERM LIABILITIES		
EIDL Note (Note 4)	487,867	491,037
SAFE Agreements (Note 8)	256,374	1,968,175
Operating Lease Liability (Notes 2 and 7)	2,183,372	2,114,022
Total Long-Term Liabilities	2,927,613	4,573,234
Total Liabilities	3,825,311	5,219,946
SHAREHOLDERS' EQUITY (Note 9)		
Capital Stock:		
Series A Preferred Stock, $0.0001 par value, 14,478,323 shares authorized, issued and outstanding as of December 31, 2024 and 2023	1,448	1,448
Series B Preferred Stock, $0.0001 par value, 11,435,736 shares authorized, issued and outstanding as of December 31, 2024 and 2023	1,144	1,144
Series C Preferred Stock, $0.0001 par value, 11,016,949 shares authorized, 3,539,241 issued and outstanding as of December 31, 2024	354	-
Series C-1 Preferred Stock, $0.0001 par value, 4,825,893 shares authorized, issued and outstanding as of December 31, 2024	483	-
Common Stock, $0.0001 par value, 58,530,785 and 40,700,000 shares authorized as of December 31, 2024 and 2023, respectively, 10,212,828 issued and 9,312,828 outstanding	931	931
Additional Paid In Capital	15,464,823	11,611,686
Accumulated Deficit	(11,508,311)	(8,937,874)
Treasury Stock, at cost, 900,000 shares	(90,000)	(90,000)
Total Shareholders' Equity	3,870,872	2,587,335
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,696,183	$ 7,807,281

The accompanying notes are an integral part of these financial statements.

KULEANA SPIRITS, INC.

Statements of Operations
For the Years Ended December 31, 2024 and 2023

	2024	2023
REVENUE		
Food and Beverage	$ 2,155,668	$ 2,186,249
Wholesale Rum	1,284,684	898,336
Retail Rum	159,844	122,218
Merchandise	35,972	31,281
Other	78,283	39,432
Total Revenue	3,714,451	3,277,516
COST OF GOODS SOLD		
Food and Beverage	551,796	538,152
Finished Goods Sold Wholesale	1,051,976	800,688
Merchandise	14,059	16,967
Experiences	9,268	278
Shipping, Warehousing and Handling	77,130	56,278
Liquor Excise Taxes	41,755	32,761
Total Cost of Goods Sold	1,745,984	1,445,124
GROSS PROFIT	1,968,467	1,832,392
OPERATING AND ADMINISTRATIVE EXPENSES		
Salaries, Wages, Benefits and Taxes	1,733,195	1,691,354
Selling and Marketing	1,250,732	1,169,885
Other General and Administrative	1,246,677	920,901
Depreciation and Amortization	197,184	179,963
Advertising and Promotions (Note 2)	72,817	66,524
Total Operating and Administrative Expenses	4,500,605	4,028,627
Operating Loss	(2,532,138)	(2,196,235)
OTHER INCOME AND EXPENSES		
Interest Income	27	3,755
Interest Expense	(18,802)	(18,750)
Idle Equipment	(19,524)	(76,808)
Total Other Income and Expenses	(38,299)	(91,803)
NET LOSS BEFORE INCOME TAXES	(2,570,437)	(2,288,038)
INCOME TAX PROVISION	-	-
NET LOSS	**$ (2,570,437)**	**$ (2,288,038)**

The accompanying notes are an integral part of these financial statements.

KULEANA SPIRITS, INC.

Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2024 and 2023

	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series C-1 Preferred Stock		Additional Paid in Capital	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at January 1, 2023	9,312,828	$ 931	14,478,323	$ 1,448	11,435,736	$ 1,144	-	$ -	-	$ -	$ 11,574,937	$ (6,649,836)	$ (90,000)	$ 4,838,624
Share-Based Compensation Expense	-	-	-	-	-	-	-	-	-	-	36,749	-	-	36,749
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(2,288,038)	-	(2,288,038)
Balance at December 31, 2023	9,312,828	$ 931	14,478,323	$ 1,448	11,435,736	$ 1,144	-	$ -	-	$ -	$ 11,611,686	$ (8,937,874)	$ (90,000)	$ 2,587,335
Issuance of Series C Preferred Stock	-	-	-	-	-	-	3,539,241	354	-	-	1,559,625	-	-	1,559,979
Issuance of Series C-1 Preferred Stock	-	-	-	-	-	-	-	-	4,825,893	483	2,267,692	-	-	2,268,175
Share-Based Compensation Expense	-	-	-	-	-	-	-	-	-	-	25,820	-	-	25,820
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(2,570,437)	-	(2,570,437)
Balance at December 31, 2024	9,312,828	$ 931	14,478,323	$ 1,448	11,435,736	$ 1,144	3,539,241	$ 354	4,825,893	$ 483	$ 15,464,823	$ (11,508,311)	$ (90,000)	$ 3,870,872

KULEANA SPIRITS, INC.

Statements of Cash Flows
For the Years Ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (2,570,437)	$ (2,288,038)
Adjustments to Reconcile Net Loss To Net Cash Used In Operating Activities:		
Depreciation and Amortization	409,589	411,953
Non-Cash Lease Expense	34,485	-
Loss on Asset Disposal	36,754	-
Share-Based Compensation	25,820	36,749
Changes in Operating Assets and Liabilities:		
Accounts Receivable	(123,622)	3,467
Employee Retention Credits Receivable	-	104,367
Prepaid Expenses	(10,155)	(3,188)
Inventory	(99,670)	(556,794)
Lease Deposits	8,609	50,311
Accounts Payable	19,876	127,709
Accrued Expenses	29,899	7,386
Accrued Salaries and Wages	170,203	(44,352)
Accrued Interest	(11,138)	(11,190)
Deferred Revenue	3,985	-
Net Cash Used by Operating Activities	(2,075,802)	(2,161,620)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of Property and Equipment	(6,134)	(37,872)
Purchases of Construction in Progress	(30,498)	(122,978)
Net Cash Used by Investing Activities	(36,632)	(160,850)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from SAFE Agreements	556,374	1,968,175
Net Proceeds from Issuance of Series C Preferred Stock	1,559,979	-
Offering Deposit Held	(26,377)	-
Net Cash Provided by Financing Activities	2,089,976	1,968,175
Net Decrease in Cash and Cash Equivalents	(22,458)	(354,295)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	244,737	599,032
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 222,279**	**$ 244,737**
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid	$ 29,940	$ -
Federal and State Income Taxes Paid	$ -	$ -
NON-CASH INVESTING AND FINANCING ACTIVITES		
Transfer of Construction in Progress to Operating Property and Equipment	$ 250,927	$ 833,064
Conversion of SAFE Agreements to Series C-1 Preferred Stock	$ 2,268,175	$ -

Note 1. ORGANIZATION

Kuleana Spirits, Inc. (the "Company") is a C-Corporation organized under the laws of the State of Delaware on August 1, 2017. The Company's operations consist of two operating segments:

- **Kuleana Rum Works** includes a farm in Kohala, Big Island, Hawai'i, where it cultivates and harvests Hawaiian ko (sugarcane). Operations also include a distillery in Kawaihae where it distills, blends, packages and distributes a variety of award-winning rums. Kuleana Rum Works rums are distributed throughout the state of Hawai'i, as well as in thirteen states on the mainland, and
- **Kuleana Rum Shack**, the Company's hospitality business, primarily consists of a bar, restaurant and tasting room located in the Queens' Marketplace in Waikoloa, showcasing its rums to the public.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting: The Company uses the accrual method of accounting for financial statement reporting according to generally accepted accounting principles. Under this method of accounting, revenue is recognized when earned rather than when received and expenses are recognized when incurred rather than when paid.

All inter-segment transactions between Kuleana Rum Works and Kuleana Rum Shack have been eliminated in the financial statement presentation.

Revenue Recognition: The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606: *Revenue from Contracts with Customers*. Revenue is recognized when control of the product is transferred to the customer, which occurs upon shipment or delivery, depending on the terms of sale. The Company's primary revenue streams include:

- *Wholesale Rum:* Revenue from sales to distributors and retailers is recognized at the point when the product is shipped or delivered, based on contract terms. The Company estimates and records reductions to revenue for trade promotions, discounts, and customer incentives at the time of sale, based on historical data and contractual terms.
- *Retail Rum: R*evenue from on-site tasting room sales and online orders is recognized at the point of sale or when the product is shipped to the customer.
- *Food and Beverage:* Revenue is recognized when food and beverage items are sold and control is transferred to the customer, which occurs at the point of sale.

Shipping and Handling: Costs for shipping and handling are accounted for as fulfillment costs and are expensed as incurred. If shipping is billed to the customer, the Company records it as revenue.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Cash and Cash Equivalents: The Company considers all demand deposits as cash and all highly liquid investments purchased with a remaining maturity of three (3) months or less to be cash equivalents. The Company maintains its cash accounts at several financial institutions. Balances at times may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit of $250,000 per financial institution.

Accounts Receivable and the Allowance for Credit Losses: Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the contractual amount billed to the customer. The Company reduces the carrying amount of accounts receivable by an allowance for credit losses that reflects the Company's best estimate of the amounts that will not be collected. The Company individually reviews each customer balance where all or a portion of the balance exceeds 90 days from the invoice date, and estimate of the portion, if any, of the balance that will not be collected. The Company writes off receivables as a charge to the allowance for credit losses when, in the Company's estimation, it is probable that the receivable is worthless. The allowance for credit losses was $-0- as of December 31, 2024 and 2023, and includes management's evaluation of the accounts receivable balance and current economic conditions that may affect the allowance.

Inventory: Inventory is stated at the lower of cost or net realizable value utilizing the last-in, first-out (LIFO) method. Management believes that the LIFO method minimizes the effect of price level changes on inventory valuations and generally matches current costs against current revenues in the statements of operations. Farm and distillery costs and overhead are allocated to inventory based on the normal capacity of the Company's facilities. Abnormal amounts of overhead, such as idle facility costs, as well as abnormal freight, handling costs, and spoilage are expensed. Inventory consists of the following items as of December 31:

	2024	2023
Work In Process	$ 1,340,077	$ 969,196
Finished Goods	546,861	608,527
Packaging	210,422	372,854
Purchased Distilled Spirits	239,589	285,195
Food and Beverage	35,519	36,767
Merchandise	28,497	28,756
Totals	$ 2,400,965	$ 2,301,295

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Property and Equipment, Net: Property and equipment are recorded at cost and primarily consist of various farming and distillery equipment, furniture and fixtures, building improvements, and leasehold improvements. The Company capitalizes expenditures over $5,000 and a useful life of more than one year. Expenditures for maintenance and repairs, and minor renewals and betterments, are charged to expense when incurred. Renewals and betterments which prolong the lives of the assets involved, if material in amounts, are capitalized and amortized by depreciation and amortization charges. Depreciation and amortization is provided using the straight-line method after providing for any estimated salvage values of the assets, and amounted to $409,589 in 2024 and $411,953 in 2023, before subtracting recapture of $212,405 and $231,990 to inventory, respectively. Depreciation and amortization is computed over the estimated useful lives of the assets as follows:

Building and Building Improvements	5-10 years
Furniture and Fixtures	5-10 years
Production Machinery and Equipment	5-10 years
Leasehold Improvements	The shorter of the useful life and the remaining lease term

Property and Equipment, Net consists of the following as of December 31:

	2024	2023
Land and Land Improvements	$ 928,603	$ 921,451
Building and Building Improvements	120,293	120,293
Furniture and Fixtures	376,883	328,481
Production Machinery and Equipment	1,674,177	1,696,056
Leasehold Improvements	1,785,537	1,626,472
Less: Accumulated Depreciation and Amortization	(2,117,182)	(1,735,159)
Operating Property and Equipment, Net	2,768,311	2,957,594
Construction in Progress	1,020	221,448
Total Property and Equipment, Net	$ 2,769,331	$ 3,179,042

Long-Lived Assets: Management reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. For the years ended December 31, 2024 and 2023, no impairment loss has been recognized.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Leases: The Company leases its distillery and office space facility as well as its visitor center and tasting room retail space. The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 2016-02 Topic 842, *Leases*. The determination of whether an arrangement is a lease is made at the lease's inception. An arrangement is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed. The Company's leases include options to renew, with renewal terms that can extend the lease term from four to 5 years or more. The exercise of lease renewal options is at the Company's sole discretion. If the interest rate implicit in its leases is not readily determinable, the Company uses the interest rate on existing debt to determine the present value of lease payments. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Fair Value Measurements: The Company follows ASC 820: *Fair Value Measurements* for its financial instruments. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
- Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company's market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The Company periodically enters into SAFE agreements, classified as liabilities and recognized at face value on the issuance date, with changes in fair value recognized as other income or expense on the statement of operations. There were no adjustments to fair value during the years ended December 31, 2024 and 2023. There are no assets or other liabilities measured at fair value as of December 31, 2024 and 2023.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*concluded*)

Advertising and Promotions: The Company expenses advertising costs the first time the advertising takes place.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Standards: In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it also simplifies the diluted earnings per share calculation in certain areas. The ASU's amendments were effective for the Company as of January 1, 2024. The adoption of these provisions did not have an impact on the financial statements as SAFE agreements are currently recognized as liabilities on the balance sheet.

Note 3. CONCENTRATIONS

Kuleana Rum Shack operations involve credit risk due to operations being almost exclusively on the Big Island of Hawai'i. Accordingly, matters that restrict or negatively impact the flow of tourism to the Big Island subject the Company's revenue to credit risk exposure. Additionally, for the years ending December 31, 2024 and 2023, 61% and 69%, respectively, of Kuleana Rum Works wholesale rum revenue were from a single distributor in the State of Hawai'i.

Note 4. ECONOMIC INJURY DISASTER LOAN

In July 2020, the Company entered into a COVID-19 Economic Injury Disaster Loan (EIDL) with the U.S. Small Business Authority (SBA) in the amount of $150,000, with further borrowings of $350,000 in 2022. Terms for EIDL loans are for 30 years at a fixed rate of 3.75%. Payments are deferred for the first two (2) years (during which time interest will accrue), and payments of principal and interest are made over the remaining loan term, beginning in January 2025. Monthly payments of $2,495 were required to begin starting in January 2024. There is no penalty for prepayment. The loan is collateralized by the assets of the Company. The balance of the loan was $500,000 as of December 31, 2024 and 2023.

A summary of principal reductions for the EIDL note over the next five years and thereafter is as follows:

December 31,		
2025	$	12,133
2026		10,522
2027		10,923
2028		11,340
2029		11,772
Thereafter		443,310
	$	500,000

Note 5. LAWS AND REGULATIONS

The Company's ability to sell its products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of the Company's products. The specific licensing requirements can vary greatly depending on location but generally involve securing federal permits as well as state-level licenses. Changes in these regulations, or the enactment of new regulations, could impact the Company's ability to sell products or increase compliance costs.

Note 6. INCOME TAXES

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

The Company's primary tax jurisdictions are the United States, California, and Hawaiʻi. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its accumulated deficit as of the date of these financial statements. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for fiscal years before 2021.

Note 7. LEASES

The Company leases its distillery and office space facility as well as its visitor center and tasting room retail space.

The Company leases its Kuleana Rum Works distillery and office space under separate operating leases requiring monthly combined payments ranging between $5,596 and $7,853, including GET and excluding Common Area Maintenance (CAM). The current lease expired on December 31, 2024, and the Company exercised its option for an additional 4-year term beyond December 31, 2024, where monthly payments will increase 5% the first two years, and 10% the last two years.

Note 7. LEASES (*concluded*)

The Company leases space for its Kuleana Rum Shack visitor center and tasting room under a 10-year operating lease starting in January 2019, requiring escalating monthly payments ranging from $14,981 per month in year one to $25,304 in year 10 (excluding GET and CAM). The lease required a security deposit of $46,668. The current lease expires on December 31, 2028. The lease also provides the Company the option to extend the term for an additional 5-years beyond December 31, 2028, where monthly payments will be determined at fair market value, and the Company is reasonably certain to exercise the option. The lease agreement includes variable payments based on a percentage of gross sales use over contractual levels, specifically, to the extent that the percentage rent rate (5.5%) times the gross sales exceeds the minimum rent, the Company shall pay such excess as percentage rent each month.

As of December 31, 2024 and 2023, the operating lease right-of-use (ROU) asset for the Kuleana Rum Shack visitor center and tasting room had a balance of $1,867,544 and $1,853,531, respectively, as part of other non-current assets on the balance sheet; the operating lease liabilities are included in current liabilities of $192,236 and $213,088 and long-term liabilities of $2,183,372 and $2,114,022, respectively. The remaining lease term was 9 years, and the discount rate was 3.75%.

For the years ending December 31, 2024 and 2023, total base lease expense of $415,944 and $325,137, respectively, was recognized before CAM expense.

The maturities of operating lease liabilities are as follows as of December 31:

2025	$	278,040
2026		286,416
2027		294,804
2028		303,648
2029		312,756
Thereafter		1,347,696
Total Undiscounted Cash Flows		2,823,360
Less: Present Value Discount		(447,752)
Present Value of Lease Liabilities	$	2,375,608

Tenant Improvements Allowance: The Company was entitled to a tenant improvement allowance of up to $582,150 for the construction and installation of leasehold improvements at the Kuleana Rum Shack. ASC 842 defines a lease incentive as payments made to or on behalf of the lessee, and as the lease did not require the Company to make the leasehold improvements, the leasehold improvements paid with the allowance were recognized by the Company. For tenant improvement allowances paid at the commencement of a lease, ASC 842-20-30-5 prescribes these incentives are accounted for as a direct adjustment to the ROU asset's opening balance, and at the ASC 842 transition date, any unamortized tenant improvement allowance liability was reclassified to the Kuleana Rum Shack ROU asset's opening balance as of the early ASC 842 implementation date of January 1, 2021. The unamortized balance of the tenant improvement allowance was $291,975 and $232,860 as of December 31, 2024 and 2023, respectively.

Note 8. SAFE AGREEMENTS

The Company periodically enters into SAFE (Simple Agreement for Future Equity) agreements. As of December 31, 2024 and 2023, $250,000 and $850,000 were held by related parties. The SAFE agreements have no maturity date and bear no interest. During the year ending December 31, 2024, $2,268,175 in SAFE agreements were converted to Series C-1 Preferred Stock. The number of shares to be received by the SAFE investors was based on a 20% discount of the pricing in the triggering equity financing and were not subject to a market cap.

The Company will automatically issue to the SAFE investor a number of shares of preferred stock equal to the purchase amount divided by the discount price. "Equity financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. If there is a liquidity event before the expiration or termination of the SAFE agreements, the SAFE investor will, at its option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the SAFE investor fails to select the cash option. If there is a dissolution event before the SAFE agreements expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the SAFE investor immediately prior to, or concurrent with, the consummation of the dissolution event. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the SAFE investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the SAFE investor pursuant to a liquidity or dissolution event.

Note 9. EQUITY

The Company's Securities: The Company is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The Company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock as of December 31, 2024.

Common Shares

On August 1, 2017, the members of Company Rum, LLC (the LLC), a Hawaiʻi limited liability company, agreed to a plan of conversion to a Delaware corporation under which it converted all of the outstanding ownership interests of the LLC into shares of common stock of the Company. The Company had authorized to issue 20,000,000 shares at $0.0001 par value.

Of the 10,000,000 shares of common stock issued at the date of conversion, 3,200,000 shares were subject to a Stock Restriction Agreement where the stockholder granted the Company a right to repurchase shares. The right of repurchase was to lapse with respect to one thirty-sixth (1/36) of the shares when the stockholder completed each month of continuous service after the date of the Stock Restriction Agreement. In July 2019, a stockholder left the employment of the Company and forfeited 544,445 remaining shares of restricted common stock.

Note 9. EQUITY (*continued*)

The First Amended and Restated Certificate of Incorporation, filed in December 2019, provided the total number of shares the Company was authorized to issue was 66,614,059 consisting of the following: 40,700,000 common shares, par value $0.0001 per share, and 25,914,059 preferred shares, of which 14,478,323 were designated as Series A Preferred Stock and 11,435,736 were designated as Series B Preferred Stock.

There is no Second Amended and Restated Certificate of Incorporation.

In February 2024, the Company entered into the Third Amended and Restated Certificate of Incorporation, which provides the amount of securities authorized is 58,530,785 common shares with a total of 16,773,884 shares outstanding. The total amount outstanding includes 5,822,021 shares to be issued pursuant to stock options issued, and 1,639,035 shares to be issued pursuant to stock options, reserved but unissued.

The Third Amended and Restated Certificate of Incorporation also provides the total number of shares the Company is authorized to issue is 100,287,686 consisting of the following: 58,530,785 common shares, par value $0.0001 per share, and 41,756,901 preferred shares, par value $0.0001 per share, of which 14,478,323 are designated as Series A Preferred Stock, 11,435,736 is designated as Series B Preferred Stock, 11,016,949 is designated as Series C Preferred Stock, and 4,825,893 is designated as Series C-1 Preferred Stock.

Series A Preferred Stock

The amount of security authorized is 14,478,323 preferred shares with a total of 14,478,323 preferred shares outstanding. One vote per share.

The holders of Series A Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0204 per share of Series A Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock, as described under The Third Amended and Restated Certificate of Incorporation.

Upon the sale, transfer or other disposition of all or substantially all of Company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series A Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.4076, payable pari passu with any proceeds payable on the Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series A Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Note 9. EQUITY (*continued*)

Series B Preferred Stock

The amount of security authorized is 11,435,736 preferred shares with a total of 11,435,736 preferred shares outstanding as of December 31, 2024. One vote per share.

The holders of Series B Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0257 per share of Series B Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock, as described under The Third Amended and Restated Certificate of Incorporation.

Upon the sale, transfer or other disposition of all or substantially all of the Company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series B Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.5137, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series B Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Series C Preferred Stock

The amount of security authorized is 11,016,949 preferred shares with a total of 3,539,241 preferred shares outstanding as of December 31, 2024. There are no voting rights associated with Series C Preferred Stock.

The holders of Series C Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0295 per share of Series C Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of Company's assets, or upon the closing of a merger of the Company with an acquirer, the holders of Series C Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.59, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series C Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

For a year, the securities can only be resold in a registered public offering, to the Company, to an accredited investor; and to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note 9. EQUITY (*concluded*)

In connection with the Company's Series C Preferred Shares equity offering, offering costs were incurred, including legal, regulatory filing, marketing, and platform fees. For the year ending December 31, 2024, these costs amounted to $300,852 and adjusted against Series C Preferred Shares Additional Paid-in Capital (APIC). A portion of these costs will be paid to StartEngine in the form of Series C Preferred Shares, with the remaining costs paid in cash. In accordance with ASC 340-10-S99, all offering costs directly attributable to the offering have been recorded as a reduction of the gross proceeds and offset against Series C Additional Paid-in Capital (APIC) in the period the offering is completed. The fair value of stock issued to StartEngine was measured on the grant date and is recognized as deferred offering costs paid in shares in current assets, with a corresponding accrued offering to be paid in shares in current liabilities.

Series C-1 Preferred Stock

The amount of security authorized is 4,825,893 preferred shares with a total of 4,825,893 preferred shares outstanding as of December 31, 2024. One vote per share.

The holders of Series C-1 Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0295 per share of Series C-1 Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of Company's assets, or upon the closing of a merger of the Company with an acquirer, the holders of Series C-1 Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.59, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

The holders of Series C-1 Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Treasury Stock

During 2019, the Company repurchased 900,000 shares at a cost of $90,000. Shares that are repurchased are classified as treasury stock pending future use.

Note 10. SHARE-BASED COMPENSATION

The Company's stock-based compensation 2017 Stock Plan (the Plan) provides for both the direct-award or sale of shares and for the grant of options to purchase shares. As of December 31, 2024, not more than 8,218,329 shares may be issued under the Plan, subject to shares previously issued under the Plan that are reacquired by the Company. The Plan became effective on September 1, 2017 and shall terminate automatically 10 years after the later of (i) the date when the Board of Directors adopted the Plan or (ii) the date when the Board of Directors approved the most recent increase in the number of shares reserved that was also approved by the Company's shareholders. The Plan may be terminated on any earlier date pursuant to the Board of Directors amending, suspending or terminating the Plan at any time and for any reason. The termination of the Plan, or any amendment thereof, shall not affect any share previously issued or any option previously granted under the Plan. Options under the Plan may permit exercise through a "net exercise" arrangement pursuant to which the Company will reduce the number of shares issued upon exercise. In accordance with Company policy, when options are exercised, they are satisfied with shares from the pool of shares reserved for issuance under the Plan. The Company accounts for any forfeitures of options when they occur. Previously recognized compensation cost for an award is reversed in the period that the award is forfeited.

The following table provides shares reserved for issuance under the Plan:

Board Approval	Shareholder Approval	Number of Shares Available	Cumulative Number of Shares
Initial Adoption	Initial Adoption	4,719,303	4,719,303
Series B Round	Series B Round	1,444,444	6,163,747
August 16, 2022	November 21, 2022	2,054,582	8,218,329

During 2024, the Company granted options to Board of Director Members to purchase -0- shares, employees to purchase 2,242,173 shares, and non-employees to purchase -0- shares of the Company's stock at $0.15 per share, which is equal to the estimated fair value of the stock on the date of grant. The options vest over four years, and are exercisable from then through a period of ten years from the date of grant. Management anticipates the average term of the employee options will be seven years for options issued prior to 2024, and 10 years for option issued during 2024. No options were granted in 2023.

Management has determined that it is not possible to reasonably estimate the grant-date fair value of the options because no new stock has been issued for several years and management has been unable to identify a similar public company to be used as a benchmark. Accordingly, the Company has accounted for the options using the calculated value method. Management considers and uses third-party Internal Revenue Code (IRC) Section 409A evaluations, inclusive of large and small cap distillery products to be representative of the Company's industry and has used the historical closing total return values of these products for the five years immediately prior to the date of grant to estimate volatility.

Note 10. SHARE-BASED COMPENSATION (*concluded*)

Using the Black-Scholes option pricing model, management has determined that the options issued in 2024 had a value of $0.071 per share. There were no options issued in 2023, and total compensation cost is $324,013 for the 2024 options. Compensation cost will be recognized over the four-year service period that began at the vesting date. For the years ended December 31, 2024 and 2023, the Company recognized $25,820 and $36,749, respectively, as compensation cost recognized in Salaries, Wages, Benefits and Taxes expense.

As of December 31, 2024, unrecognized compensation cost related to nonvested awards totaled $160,096. Of this amount, $77,546 will be recognized in 2025, $36,119, in 2026, $36,119 in 2027 and $10,311 in 2028. The weighted average period over which this remaining compensation cost will be recognized is 3.7 years.

The assumptions used and the calculated fair value of options granted to directors, employees and nonemployees during 2024 is as follows:

Expected Dividend Yield	-
Risk-Free Interest Rate	4.54%
Expected Life in Years	10
Expected Volatility	21.5%
Weighted-Average Fair Value of Options Granted	$0.07

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

Total Options	**Options**	**Weighted-Average Exercise Price**
Total Options Outstanding, January 1, 2023	5,512,257	$ 0.13
Granted	-	-
Exercised	-	-
Expired/Cancelled	(1,015,834)	0.16
Total Options Outstanding, December 31, 2023	4,496,423	0.12
Granted	2,242,173	0.15
Exercised	-	-
Expired/Cancelled	(916,575)	0.12
Total Options Outstanding, December 31, 2024	5,822,021	$ 0.13
Total Options Exercisable, December 31, 2024	3,435,372	$ 0.12

Nonvested Options	**Options**	**Weighted-Average Fair Value**
Nonvested Options Outstanding, January 1, 2023	2,499,056	$ 0.15
Granted	-	-
Vested	(586,243)	0.15
Forfeited	(1,015,834)	0.16
Nonvested Options Outstanding, December 31, 2023	896,979	0.15
Granted	2,242,173	0.15
Vested	(414,335)	0.16
Forfeited	(338,168)	0.13
Nonvested Options Outstanding, December 31, 2024	2,386,649	$ 0.15

Note 11. CONTINUING OPERATIONS

The Company's current negative operating cash flow stems from a deliberate strategy to prioritize long-term growth over short-term profits. Despite operating at a loss, the Company maintains profitable unit economics, selling to distributors at a positive margin. Losses are primarily driven by increased investments in sales and marketing to boost brand awareness and revenue.

To fund its growth, the Company has raised more than $15 million and is currently raising capital through active Regulation D and Regulation CF offerings, securing over $5 million toward a $10 million goal. Ownership has a proven history of support, regularly providing short-term funding via SAFE investments.

Note 12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 13, 2025, the date the financial statements were available to be issued. There are no recognized subsequent events, events that provide additional evidence about conditions that existed at the balance sheet date, or non-recognized subsequent events, or events that provide evidence about conditions that did not exist at the balance sheet date, which are necessary to disclose to keep the financial statements from being misleading.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF KULEANA SPIRITS

The Award-Winning, Additive-Free Rum from the Island of Hawai'i

Now ranked as one of the world's best spirits, Kuleana Rum Works was established in 2013 to celebrate Hawai'i by making award-winning, world-class and additive-free rums using fresh cane juice and regenerative farming.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ADDITIVE-FREE
KULEANA
KULEANA

$444,798.58 Raised

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV ›

Get Equity
$0.59 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$1,857,183.71

RAISED ⓘ
$444,798.58

INVESTORS
265

MIN INVEST ⓘ
$500.91

VALUATION
$25.19M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? See here

REASONS TO INVEST

One of the world's highest-rated rums: Join more than 800 StartEngineers who invested $1.9M last year. Made from kō (Hawaiian heirloom sugarcane) and zero additives, our award-winning, handcrafted spirits secured a total of $15M in investments, and reviews from Forbes, Wine Enthusiast and the Beverage Testing Institute as the world's best.

Scaling Fast: With rum sales from our distributor to the market growing at a CAGR of 46% since 2020. We have a national deal with Southern Glazer's Wine & Spirits and plan to expand to all 50 states and internationally by 2027.

Industry Experts: Our passionate team has a proven track record in the spirits industry. We're backed by influential advisors like David Perkins, founder of High West Distillery, and Ron Snyder, co-founder of Código 1530 Tequila, both of who had successful exits.*

These reviews may not be representative of the experience of other customers and are not a guarantee of future performance or success. Past successful exits do not guarantee Kuleana Spirits will have a successful exit and investment returns are not guaranteed.

THIS CAMPAIGN MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE BASED ON CURRENT ASSUMPTIONS AND BELIEFS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES TO DIFFER MATERIALLY.

TEAM



Steve Jefferson • Co-Founder, CEO, and Director

Steve Jefferson, a lifelong entrepreneur and journalist, launched Kuleana Rum Works, Hawaii's premier rum distillery, in 2013. With a 45-acre sugarcane farm, distillery, and bustling bar/restaurant drawing over 70,000 visitors annually, Kuleana Rum is now available in 12 states through Southern Glazer's distribution. When not in the thick of business, you'll find this Kohala resident racing, soaking up the ocean, and cherishing family time.

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Charles Sander • Co-Founder and Director

Charlie, an ambitious entrepreneur and investor, thrives on making a positive impact. With a diverse skill set, he excels in challenging environments, driving startups to successful exits via IPOs and M&A deals. His investments span technology, pharma, and beverage sectors.
Charlie works an average of 6 hours per week for Kuleana.

Past successful exits do not guarantee Kuleana Spirits will have a successful exit and investment returns are not guaranteed.

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David Perkins • Director

Founder and former CEO of High West Distillery. Founded in 2006, High West won numerous awards and accolades for its innovative whiskey blends as well as its "ski-in" restaurant in downtown Park City Utah. Awarded "Distiller of the Year" in 2016. High West sold to Constellation Brands in 2016. Former biochemist at Genentech, Amgen, and Pfizer.
David works an average of 2-4 hours per week for Kuleana.

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David Lewis • Co-Founder, CFO, General Manager & Secretary

More than 25 years of experience in the financial industry (8 as an investment banker & 17 as a hedge fund analyst & manager). Involved in all facets of Company decision making – focus on making sure the Company grows within its means – accounting, budgeting, forecasting.

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Matt Mitchell-Hardt • Chief Sales Officer

Matt Mitchell-Hardt, Chief Sales Officer, has 18+ years in the alcohol industry. Notably at Tanteo Spirits, he drove significant growth, earning Shanken Hot Prospect Impact brand status in 2022 (50K+ cases sold) and a top 15 Super-Premium tequila position. Previous roles include Boston Beer, Anheuser-Busch, and Miller Coors.

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Phillip Plylar • Director

Phillip Plylar is a seasoned leader with a powerful track record of scaling world-class operations. He brings more than two decades of executive experience in food and beverage. As President and CEO of Mountaire Farms, he led the company through major expansion, helping grow it into a top-four U.S. poultry producer with estimated annual revenue of approximately $3.5 billion. His deep background in sales and operational execution makes him a perfect fit for the growth stage Kuleana is now entering.

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THE PITCH

Kuleana Rum Works – Join the Rum Revolution

Whisky did it, Gin did it and Tequila did it. WE THINK RUM IS WAY OVER DUE. We want to lead the fastest-growing sector, Super Premium Rum, which grew at a CAGR of 27% from 2016 to 2021 in the U.S. The market is demanding high-quality, **additive-free** spirits, and we're committed to making rum made from the best ingredients on Earth without added sweeteners, flavors, or coloring. Our sustainable, award-winning, world-class rum is made from fresh kō (heirloom Hawaiian sugarcane) on our beautiful regenerative 44-acre farm on the island of Hawaiʻi. We also have an exceptional blending program to create innovative rums based on our Hawaiian Rum Agricole™ that have been ranked with the best in the world.

Kuleana is the Hawaiian value that represents responsibility. For every person on our team, kuleana refers to the rights and privileges one receives if one is willing to be responsible for something. As a company, we chose that name after long and careful consideration, including many conversations for many years with leaders and cultural practitioners in our community.

We did not choose Kuleana for marketing purposes. We chose it to promise ourselves, our community, and our customers that we lead with values.

We lead with the value of kuleana because we want our customers to know we will consider our kuleana with every action we take. We believe all companies should use intentional, long-term thinking in every decision they make.



CELEBRATING HAWAIʻI IN EVERYTHING WE DO™
ADDITIVE-FREE
KULEANA
KOHALA, HAWAIʻI
96 points
94 points
KULEANA RUM WORKS
HŌKŪLEI
HUIHUI
NANEA
KULEANA
Koo-lay-ah-nah
The rights and privileges one receives if they are willing and able to be responsible for something.

THE PROBLEM & OUR SOLUTION

Elevating Rum to a World-Class Spirit

The problem with rum is manufacturers are allowed to add up to 2.5% by volume, colors, flavors and sweeteners without disclosure. That creates a lot of confusion and low quality products.

The solution is reinvent what a spirits company should be from the ground up. We're showing that we can do things the right way and have an award-winning product.

We are farmers, distillers, and blenders something almost unheard of among all spirits companies – crafting award-winning, additive-free rums that celebrate Hawaiʻi in every sip. Our Hawaiian Rum Agricole™ rum is made from 100% fresh heirloom Hawaiian sugarcane juice), hand-grown on our 44-acre farm. From farm-to-bottle, we transform fresh-pressed juice into liquid poetry, called the **"World's Top Rum,"** by Forbes and the Beverage Testing Institute.


FARMERS
We grow and harvest kō
(Hawaiian heirloom sugarcane)
on our 44-acre farm
ADDITIVE-FREE
KULEANA
KOHALA, HAWAI'I
DISTILLERS
We distill at a very low 50-75
ABV (alcohol by volume),
which makes an uncommonly
flavorful spirit
BLENDERS
We blend our Hawaiian Rum Agricole®
with world-class, additive free rums from
around the globe to create some of the
highest awarded spirits in the world
KULEANA

We are totally vertically integrated, controlling every part of the rum-making process, which based on our research, is exceedingly rare in the spirits world. Kuleana Rum Works has built a thriving ecosystem, nourishing the land with regenerative farming and sharing aloha with more than 70,000 annual visitors through our farm, distillery, and Kuleana Rum Shack – a marketing funnel overflowing with rum-lovers and conscious consumers.

Our vision? Transform the rum and spirits market with additive-free excellence, while setting a new standard, one sip at a time. We're already available in 15 states and want your help expanding to all 50 states and beyond as the thirst for paradise and awesome rum keeps growing. We are working hard to make it easy for you to share your love of Kuleana Rum with your friends by asking your favorite bars, restaurants, and stores to carry Kuleana Rum.


Forbes
"World's Top Rum"
in two categories
1) Aged over three years 2) Fresh sugarcane juice
ADDITIVE-FREE
KULEANA
KOHALA, HAWAI'I
94 points
WINE ENTHUSIAST
96 points
Best American Aged Rum
2024
Best American White Rum
HUIHUI
NANEA
Highly Recommended
94
HAWAIIAN RUM AGRICOLE
Highly Recommended
92
HŌKŪLEI

THE MARKET & OUR TRACTION

The $11B Rum Market Has Seen a 27% CAGR in The Super Premium Category

Our sales to bars restaurants and stores have grown more than 70% in California (our primary growth focus) from 2023 to 2024 and we've opened in three new markets. This year we have plans to grow by another 43% and expand to a total of 23 states.

With a CAGR of 27% in the Super-Premium category from 2016 to 2021[2], we believe the U.S. rum market is thirsty for authenticity, sustainability, and a taste of paradise. Since 2020, the compound annual growth rate of sales of Kuleana Rum to bars, restaurants, and retailers has been in excess of 40%, positioning the company as a leader of what we call the Rum Revolution.

We have a proven track record and a strategic partnership with Southern Glazer's Wine & Spirits (the largest distributor in the US). We are shaking up the rum industry and want to accelerate growth for millions of rum lovers around the U.S.

But we need your help: We want to build a legion of ambassador-investors that ensures Kuleana Rum is available at their favorite restaurants, bars, and stores everywhere. The investments from this round will be used to build sales distribution channels in every state and beyond. We won't stop our dedication to sharing Kuleana across the globe!

Source | Source

WHY INVEST

Join the 'Ohana Kuleana! Become an Ambassador Investor


THE ART AND SOUL OF RUM
ADDITIVE-FREE
KULEANA
RUM WORKS
KOHALA, HAWAI'I
KULEANA
RUM WORKS
NANEA

Kuleana Rum Works isn't just premium rum, it's a love letter to Hawaiian kō, sunshine, and pure aloha. We are reviving heirloom sugarcane, hand-crafting award-winning spirits, and have built a thriving ecosystem that's good for the planet and your palate. Now, with Forbes and Wine Enthusiast singing our praises and expansion underway, we feel we're ready to lead the Spirits Revolution with beautifully made, additive-free rum from the Island of Hawaiʻi.

As a Kuleana Rum Ambassador, you not only gain an ownership stake in the company, you will help fuel a movement that we think the world is waiting for. Mahalo nui for being an early enthusiast of our rum and Hawaiʻi.

Join us in sharing the sweet, sustainable spirit of paradise. Invest in Kuleana Rum Works today!

ABOUT

HEADQUARTERS
61-3270 Maluokalani St. #B6
Kamuela, HI 96743

WEBSITE
View Site

Now ranked as one of the world's best spirits, Kuleana Rum Works was established in 2013 to celebrate Hawai'i by making award-winning, world-class and additive-free rums using fresh cane juice and regenerative farming.

TERMS

Kuleana Spirits

Overview

PRICE PER SHARE
$0.59

VALUATION
$25.19M

DEADLINE
Jul. 29, 2025 at 6:59 AM UTC

FUNDING GOAL
$15K - $3.14M

Breakdown

MIN INVESTMENT
$500.91

OFFERING TYPE
Equity

MAX INVESTMENT
$3,142,816.13

SHARES OFFERED
Series C Preferred Stock

MIN NUMBER OF SHARES OFFERED

25,423

MAX NUMBER OF SHARES OFFERED

5,326,807

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$7,696,183	$7,807,281
Cash & Cash Equivalents	$222,279	$244,737
Accounts Receivable	$285,399	$161,777
Short-Term Debt	$897,698	$646,712
Long-Term Debt	$2,927,613	$4,573,234
Revenue & Sales	$3,714,451	$3,277,516
Costs of Goods Sold	$1,745,984	$1,445,124
Taxes Paid	$0	$0
Net Income	-$2,570,437	-$2,288,038

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Alcohol Beverage Wholesale or Retailer. Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Kuleana Spirits, Inc., you are eligible for additional 10% bonus shares.

Mid-Campaign Perks

Flash Perk 1

Invest $5,000+ on days 35-40 of the offering and receive 5% bonus shares

Flash Perk 2

Invest $5,000+ on days 60-67 of the offering and receive 5% bonus shares

Time-Based Perks

Early Bronze

Invest $1,000+ within the first 72 hours and receive 2% bonus shares.

Early Silver

Invest $2,500+ within the first two weeks and receive 4% bonus shares.

Early Gold

Invest $5,000+ within the first two weeks and receive 6% bonus shares.

Early Double Gold

Invest $10,000+ within the first two weeks and receive 10% bonus shares.

Early Platinum

Invest $25,000+ within the first two weeks and receive 15% bonus shares.

Volume-Based Perks

Bronze | $1,000+

Invest $1,000+ and receive a $10 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Silver | $2,500+

Invest $2,500+ and receive $20 off promo code + $50 gift card to be used at Kuleana Rum Shack + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Gold | $5,000+

Invest $5,000+ and receive a $30 off promo code + $100 gift card to be used at Kuleana Rum Shack + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Double Gold | $10,000+

Invest $10,000+ and receive 5% bonus shares + a $250 gift card to be used at Kuleana Rum Shack + $40 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code) + Private Tasting with Founder for up to 8 people (travel not included).

Platinum | $25,000+

Invest $25,000+ and receive 10% bonus shares + a VIP Tour and Tasting for up to 12 people (travel not included) + $250 gift card to be used at Kuleana Rum Shack + $50 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Kuleana Spirits, Inc. (dba "Kuleana Rum Works") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $0.59 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and 5% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled “Travel and Entertainment”. Vendor payments.

NEW UPDATES

07.28.25

What’s Really in Your Rum?


The Truth Behind the Label.
Additive-Free by Choice.
KULEANA
KULEANA
KULEANA
ADDITIVE-FREE
KULEANA

In rum, what you don’t see can matter just as much as what you do. Under U.S. law, producers can add up to 2.5% sweeteners, flavors, and coloring agents without disclosing it on the label. As a result, many rums - including those labeled “premium” - may include additives that influence taste and texture.

At Kuleana Rum Works, we take a different approach: we are committed to no added sweeteners, flavors, or colors. We make rum flavorful and delicious, so there’s no need for additives to make it taste good. We start with fresh juice from Hawaiian heirloom sugarcane, fermented and distilled in small batches. What ends up in the bottle is a reflection of kō, water, and based on our process, we strive for no artificial enhancement.

We believe great rum shouldn’t hide anything.


I'm ready to invest

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

07.26.25

Aloha Friday: Hawaiian Rum Agricole Mojito

Hawaiian Rum Agricole Mojito

Our island take on Cuba's legendary highball. The drink began as the 16th-century "El Draque," a lime-and-mint tonic served to Sir Francis Drake's crew, but it rocketed to fame after an inscription—credited (debatedly) to Ernest Hemingway—appeared on the wall of Havana's La Bodeguita del Medio: "My mojito in La Bodeguita, my daiquiri in El Floridita."

Ingredients:

- 1.5 oz Kuleana Hawaiian Rum Agricole®
- 0.75 oz fresh lime juice
- 1 oz mint simple syrup (muddle two sprigs mint in 1 oz simple syrup)
- Club soda to top
- Mint sprigs for garnish

Procedure:

Muddle fresh mint with simple syrup in a shaker tin. Add lime juice and Kuleana Hawaiian Rum Agricole®, fill with ice, and shake well. Strain into a Collins glass packed with crushed ice, top with club soda, garnish with more mint, and enjoy.

Why it works: We believe our Agricole rum pairs well with mint and lime, creating a balanced flavor profile.

Mahalo for believing in Kuleana Rum Works. Share our StartEngine raise with a friend who loves craft—and, if you're feeling inspired, join us in our mission to promote additive-free island rum.


KULEANA
RUM WORKS

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid and involves a high degree of risk, including the possible loss of your entire investment.

07.24.25

Webinar's Today - Will You Join Us?


Kuleana Investor Webinar
Happening Today, 5 PM PST
Live Q&A + What's Next for the Brand
Register Now
ADDITIVE-FREE
KULEANA
RUM WORKS

Hey - quick reminder: our live webinar is happening today at 5 PM PST.

We aim to share our future plans and growth opportunities, subject to change based on various factors.

- Grab your spot here: https://events.zoom.us
- Learn more about Kuleana Rum Works on StartEngine: https://www.startengine.com/offering/kuleanaspirits

We'll send the recording too if you can't make it live. Hope to see you there!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

07.23.25

Huihui Featured in Forbes


KULEANA
RUM WORKS
FORBES
SPOTLIGHTS
HUIHUI
Industry Praise for
Kuleana

Huihui, our signature blend, was recently featured in Forbes' coverage of the 2025 ADI International Spirits Competition where it won a Gold Medal. The article recognized Huihui as one of the standout American rums of the year, celebrating its layered flavor and distinctive origin.

Made from fresh Hawaiian heirloom sugarcane and blended with exceptional Rhum Agricole from Martinique, Huihui reflects the values we hold close: purity, process, and place. Recognition like this affirms our path, and helps introduce Kuleana Rum to a wider audience.

We're scaling a craft rum brand rooted in authenticity and earning respect along the way. **Invest today to support the continued growth of Kuleana Rum Works.**


ADDITIVE-FREE
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

07.22.25

84% Growth—Kuleana Rum Works Is on Fire!

KOHALA, HAWAIʻI – July 2025

Raise a glass—Kuleana Rum Works just **posted 84% year-over-year retail sales growth**! According to Nielsen off-premise data for the 52 weeks ending June 14, 2024, our small team from Hawaiʻi is outpacing the giants.

How big is the gap? **Kuleana Rum Works grew more than eight times faster than Calypso, the fastest-growing big rum brand in the U.S.** at 10% growth. Diplomático, ranked seventh, grew just 1%. The 8th, 9th, and 10th place brands actually went negative.

We think this momentum is because more and **more consumers are seeking out additive-free rum** and exceptional quality. With this track record, Kuleana Rum Works stands out in the new era of premium rum.

Nielsen off-premise data covers sales in liquor stores, grocery stores, and big-box retailers (not bars, restaurants, or direct sales).

"We're delivering results that major brands aren't touching," said Steve Jefferson, Founder and CEO of Kuleana Rum Works. "And most consumers haven't even seen us on a shelf yet. We believe we're just beginning to tap the potential."

Mahalo for being part of this journey. If you're excited by this momentum, please share the update with a friend—or help us keep raising the bar.


Fastest Growing US Rum Brands: L52wk Retail Sales YoY Growth
L52wk Retail Sales ($m)
$0.2
$20
$8
$22
$11
$16
$11
$13
$45
$8
L4wk Category Weighted Distribution
1%
29%
16%
50%
21%
33%
27%
33%
49%
3%


84%
10%
6%
6%
6%
5%
1%
0%
(1%)
(2%)
KULEANA
CALYPSO
BARCELÓ
DON Q
Admiral Nelson's
CALIBER
Source: Nielsen xAOC + Convenience + Liquor – Open States, periods ending June 14, 2025. | Note: Includes brands with year-ago L52wk retail sales of $5.0m or greater (threshold was not applied to Kuleana for illustrative purposes).

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

07.22.25

Join Our Investor Webinar


Join Live
Q&A with Our
Founder
Register Now
Thursday, July 24 at 5PM PST
ADDITIVE-FREE
KULEANA
KOHALA, HAWAI'I

Just a quick heads up - our investor webinar is coming up this Thursday at 5 PM PST, and we plan to include a live Q&A at the end.

If you've ever had a question about how we grow, how we scale, what makes Kuleana different - or even how we make rum from fresh sugarcane juice - now's the time to ask.

We intend to discuss what we're building, our use of funds, and the significance of this moment. Then we'll open it up to whatever's on your mind.

Here's the link to register: https://events.zoom.us

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

07.21.25

A Sustainable Spirit, From Soil to Sip


KULEANA
Farming with Purpose. Honoring Soil, Water, and Wind.

At Kuleana Rum Works, sustainability is part of every decision from how we farm to how we distill. Everything we grow, ferment, and bottle reflects our relationship with the soil, the water, and the winds that shape Hawaiʻi.

Nothing from our farm goes to waste and everything returns to the soil. Crushed cane becomes mulch, compost, and cattle feed. Irrigation comes from a solar-powered well. Tradewinds carry ocean air rich with minerals and rain that help naturally balance the soil.

We're building a spirits company grounded in sustainability and transparency. **Invest today to support the next chapter of Kuleana Rum Works.**


I'm ready to invest
KULEANA

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

07.18.25

We're doing a live investor webinar


Join Our Live Investor Webinar
Hear from Kuleana's team, get your questions answered
Register Now
THURSDAY
July 24
5PM PST

Hey everyone - we're doing a live webinar next week, and we'd love for you to join.

On Thursday, July 24 at 5 PM PST, Steve will be sharing what's going on behind the scenes at Kuleana - what we've built, how we're expanding, and what's coming next. It's casual, real, and a chance to ask anything.

If you're an investor, thinking about investing, or just curious - this is a good one to catch.

Save your spot here: events.zoom.us

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

07.18.25

Aloha Friday Cocktail: Kuleana Bloody Mary

Subject Line:

Kuleana Rum Works: "Auntie Mary"

A savory spin on the classic hangover cure, born when bartender Fernand “Pete” Petiot mixed tomato juice and vodka at Harry’s New York Bar in Paris in 1921—then amped it up with spice a few years later at New York’s St. Regis Hotel. We double-down on the kick *AND* swap vodka for our award-winning Huihui®, giving this brunch icon a tropical backbone straight from Kohala, Hawai‘i.

Make it yourself, or come get one at the Rum Shack! We serve the best brunch every Sunday!

Ingredients:

- 1.5 oz Kuleana Huihui® Rum
- 0.5 oz fresh lime juice
- 4 oz tomato juice
- Pinch celery salt
- Pinch freshly ground pepper
- Dash Worcestershire sauce
- 4 dashes Tabasco sauce
- ½ tsp grated horseradish
- Cocktail olives (garnish)

Procedure:

1. Combine all ingredients except garnish in a shaker (no ice). Dry-shake 10 seconds.
2. Add ice and give one slow, rolling shake to chill.
3. Strain into a chilled hurricane or Collins glass.
4. Garnish with olives and enjoy.

Why it works: Huihui’s light tropical fruit, gentle vanilla, and fresh-cane notes fuse with tomato umami and peppery heat, making every sip bright yet savory—a rum-flavored riff that surprises and satisfies.

Mahalo to every investor for fueling Kuleana Rum Works’ mission. Share this update with a friend who loves bold cocktails and invite them to join our growing circle of owners—and, if you’re excited about our momentum, feel free to deepen your stake alongside them.


KULEANA
RUM WORKS
HUIHUI

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid and involves a high degree of risk, including the possible loss of your entire investment.

07.16.25

WEBINAR! Behind the Scenes

Aloha kakōu Kuleana Rum Works ʻOhana,

We're thrilled to invite you to an exclusive live event that will take you on a journey to the heart of our operations.

Join our CEO, Steve Jefferson, for a live, Behind-the-Scenes Tour of our farm, distillery, and the Kuleana Rum Shack on the Big Island! This is a unique opportunity to see firsthand the magic that goes into every bottle of our rum. You'll get an up-close look at our incredible progress and have a chance to ask questions directly to our team.

Event Details:

- When: Thursday, July 24, 2025, at 2:00 PM HST/5:00 PM Pacific
- Who: Our CEO, Steve Jefferson
- What: A live tour of our farm, distillery, and the Rum Shack.

As a valued member of our community, this is a special opportunity to see your investment in action and get a firsthand look at our progress. We believe this is a great chance to see for yourself what we do and how we do it.

Click here to register!

Mahalo for being a part of the journey!!!


KULEANA
RUM WORKS
BEHIND THE SCENES
FARM, DISTILLERY, TASTING ROOM
July 24 @2pm HT • Steve Jefferson, CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

07.07.25

Inside Kuleana Rum Works: How We Proof Huihui

Inside Kuleana Rum Works: How We Proof Huihui

A behind-the-scenes look at how and why we do things, directly from our founder and CEO.

“You want to do it as slowly as possible to let the water mingle with the spirit, so it develops a smoother flavor.” —Connor Kirby, Production Manager, Kuleana Rum Works.

In this video, we catch Connor mid-process as he proofs a batch of Huihui® Rum. He’s adding water from the Kohala well that has been treated through reverse osmosis—not to strip it completely, but to fine-tune the mineral balance. That water is then added gradually to bring the blend down to exactly 40% ABV—the legally required strength.

But there’s more to it than just hitting a number. We stir slowly and carefully, allowing the water and spirit to fully integrate. The result: a smoother, more cohesive rum.

Connor monitors the alcohol level precisely, staying within the tight legal range of 39.7% to 40.3%. In this batch: 516 kilograms of rum, or roughly 700 bottles—all brought to proof with intention and care.

Why it matters:
Proofing is a quiet but crucial step in making great rum. It’s where precision, patience, and purpose come together. Sharing how we do it is part of our commitment to transparency, craft, and respect for every drop.

Shareable takeaway:
We carefully adjust and integrate water to proof Huihui—so it’s smooth, legal, and delicious.

Mahalo for being on this journey with us. If you’ve already invested, we’d be honored to have you come in again—and if you know someone who shares your taste for quality and craft, now’s the perfect time to invite them to join you. Together, we can build something truly great.


Proofing Huihui at the Distillery

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Bronze

Invest $1,000+ and receive a $10 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Select

$2,500

Silver

Invest $2,500+ and receive $20 off promo code + $50 gift card to be used at Kuleana Rum Shack + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Select

$5,000

Gold

Invest $5,000+ and receive a $30 off promo code + $100 gift card to be used at Kuleana Rum Shack + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Select

$10,000

Double Gold

Invest $10,000+ and receive 5% bonus shares + a $250 gift card to be used at Kuleana Rum Shack + $40 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code) + Private Tasting with Founder for up to 8 people (travel not

Select

$25,000

Platinum

Invest $25,000+ and receive 10% bonus shares + a VIP Tour and Tasting for up to 12 people (travel not included) + $250 gift card to be used at Kuleana Rum Shack + $50 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Tim Gordon
2 months ago

Finally, tastings in Mass. Yes!!!
Show less

0 0

Richard Smithers
2 months ago

Hiw many acres is the size of the land of your sugarcane farm?
Show less

1 0

Stephen Jefferson
2 months ago

Aloha Richard,

Our farm is 45 acres. We have about 25 acres planted.
Show less

0

James Bickel
4 months ago

I invested in the prior round. I received my very cool Kuleana hat but not my 10% discount card. How do I get that? I have emailed but have not heard back. Thank you!
Show less

1 0

Scott Pinckney
4 months ago

What was the share price for the prior round?
Show less

0

Ionel Taflan
4 months ago

I invested $1500 in a previous round. I've never seen info on hold to "claim" these "shares". I just get nonsense promotional emails. It's looking like I got scammed. Shame on me.
Show less

1 0

Stephen Jefferson
2 months ago

Ionel -- there's no scam. If you invested, you hold shares.
Please reach out directly and we can resolve.
Show less

0

Show More Comments

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Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

For too long, rum has been pigeonholed as a spirit that strictly needs to be mixed into even sweeter cocktails. This misconception stems from the fact that much of the rum sold today relies on a law that allows artificial colors, flavors, and sweeteners to be added. The result is a sea of one-dimensional, syrupy rums fit only for sugary cocktails. But the tides are turning as people explore beyond the stereotypes. They're finding well-made and unadulterated rums offer incredible range and sophistication to rival esteemed spirits like whiskey and Cognac. Master distillers are moving away from additives and letting the sugarcane shine through. The super premium plus segment of the rum category of the US grew 27% between 2016 and 2021. This trajectory mirrors previous booms in whiskey and tequila as drinkers discover rums versatility. At Kuleana Rum Works, we're on a mission to elevate rum to its rightful place as a world-class spirit. We are the farmers, distillers, and blenders at the forefront of what we see as a rum revolution. The future holds even greater promise with the exciting developments on the horizon. By making some of the most authentic rums in the world, from some of the finest fresh sugar cane juice in the world, we know the best is yet to come.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:38 PM 01/08/2025
FILED 12:38 PM 01/08/2025
SR 20250059314 - File Number 6498187

CERTIFICATE OF AMENDMENT
OF THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
KULEANA SPIRITS, INC.

Kuleana Spirits, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation")

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of the Corporation (or through an action by written consent unanimously approved by the members thereof), the Board of Directors adopted resolutions setting forth a proposed amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendments are as follows:

> "**RESOLVED**, that the first paragraph of Article IV of the Third Amended and Restated Certificate of Incorporation of the Corporation shall be deleted and replaced in full and shall read in full as follows:
>
> > This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 117,236,838. The total number of shares of common stock authorized to be issued is 67,005,361, par value $0.0001 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is 50,231,477, par value $0.0001 per share (the "Preferred Stock"), 14,478,323 of which are designated as "Series A Preferred Stock," 11,435,736 of which are designated as "Series B Preferred Stock," 11,016,949 of which are designated as "Series C Preferred Stock," and 13,300,469 of which are designated as "Series C-1 Preferred Stock."

SECOND: That thereafter said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law by written consent of the stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the General Corporation Law of the State of Delaware.

In witness whereof, Kuleana Spirits, Inc. has caused this Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation to be signed by its President this 8th day of January, 2025.

Kuleana Spirits, Inc.

By: /s/ Steve Jefferson
Steve Jefferson
President

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:33 PM 02/20/2024
FILED 05:33 PM 02/20/2024
SR 20240594143 - File Number 6498187

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KULEANA SPIRITS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Kuleana Spirits, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is Kuleana Spirits, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on August 1, 2017, under the name Kuleana Spirits, Inc.

SECOND: That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is Kuleana Spirits, Inc.

ARTICLE II

The address of the registered office of this corporation in the State of Delaware is 3500 So. DuPont Highway, in the City of Dover, County of Kent, 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 100,287,686. The total number of shares of common stock authorized to be issued is 58,530,785, par value $0.0001 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is 41,756,901, par value $0.0001 per share (the "Preferred Stock"), 14,478,323 of which are designated as "Series A Preferred Stock," 11,435,736 of which are designated as "Series B Preferred Stock," 11,016,949 of which are designated as "Series C Preferred Stock," and 4,825,893 of which are designated as "Series C-1 Preferred Stock."

B. Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions.

(a) The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this corporation) on the Common Stock of this corporation, at the applicable Dividend Rate (as defined below), payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. The holders of the outstanding Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of a majority of the shares of Preferred Stock then outstanding (voting together as a single class and not as separate series, and on an as-converted basis). Payment of any dividends to the holders of Preferred Stock under this Section 1 shall be on a *pro rata, pari passu* basis in proportion to the Dividend Rates for each series of Preferred Stock. For purposes of this subsection 1(a), "Dividend Rate" shall mean (i) an annual rate of $0.0204 for each share of Series A Preferred Stock, (ii) an annual rate of $0.0257 for each share of Series B Preferred Stock, and (iii) an annual rate of $0.0295 for each share of Series C Preferred Stock and Series C-1 Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

(b) After payment of such dividends, any additional dividends or distributions (other than dividends on Common Stock payable solely in the form of additional Common Stock) shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective Conversion Rate.

2. Liquidation Preference.

(a) In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive out of the proceeds payable to, or the assets of this corporation available for distribution to, its stockholders (the "Proceeds"), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Third Amended and Restated Certificate of Incorporation, "Original Issue Price" shall mean (i) $0.4076 per share for each share of the Series A Preferred Stock, (ii) $0.5137 per share for each share of the Series B Preferred Stock, and (iii) $0.5900 per share for each share of the Series C Preferred Stock and Series C-1 Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b) Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion of all shares of such series and all shares of each other series of Preferred Stock that would receive a greater per share amount under this Section 2 if converted to Common Stock, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such shares did not convert into Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) (i) For purposes of this Section 2, a "Liquidation Event" shall include (A) the closing of the sale, transfer or other disposition of all or substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), or (C) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii) In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by this corporation and the holders of a majority of the voting power of all then outstanding shares of Preferred Stock.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by this corporation and the holders of a majority of the voting power of all then outstanding shares of such Preferred Stock.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Liquidation Event by the stockholders under the General Corporation Law and <u>Section 6</u> of this <u>Article IV(B)</u>, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii) In the event the requirements of this <u>Section 2</u> are not complied with, this corporation shall forthwith either:

(A) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this <u>Section 2</u> have been complied with; or

(B) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iv) This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(e) In the event of a deemed Liquidation Event pursuant to subsection 2(d)(i), if any portion of the consideration payable to the stockholders of this corporation is placed into escrow and/or is payable to the stockholders of this corporation subject to contingencies, the definitive agreement with respect to such deemed Liquidation Event shall provide that the portion of such consideration that is placed in escrow and/or subject to any contingencies (the "Contingent Consideration") shall be allocated among the holders of capital stock of this corporation in accordance with subsections 2(a) and 2(b) as if all consideration ultimately payable in the transaction, including the Contingent Consideration, is paid without restrictions at the time of closing the deemed Liquidation Event (so that the Contingent Consideration shall be allocated among the holders of capital stock of this corporation pro rata based on the amount of such consideration otherwise payable to each stockholder pursuant to this Section 2).

3. Redemption. The Preferred Stock is not redeemable at the option of the holder thereof.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price for such series (the conversion rate for a series of Preferred Stock into Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The "Conversion Price" per share for each series of

Preferred Stock shall initially be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the closing of this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, the public offering price of which was in excess of $20,000,000 in the aggregate, and at a price per share that is at least 2.5 times the Original Issue Price of the Series B Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock), or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date set forth for conversion in the written notice of the election to convert irrespective of the surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with the provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) (A) If this corporation shall issue, on or after the date upon which this Third Amended and Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price (calculated to the nearest one ten-thousandth of a cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of such Additional Stock. For purposes of this Section 4(d)(i)(A), the term "Common Stock Outstanding" shall mean and include the following: (1) outstanding Common Stock, (2) Common Stock issuable upon conversion of outstanding Preferred Stock, (3) Common Stock issuable upon exercise of outstanding stock options and (4) Common Stock issuable upon exercise (and, in the case of warrants to purchase Preferred Stock, conversion) of outstanding warrants. Shares described in (1) through (4) above shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable.

(B) No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share. Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of such Conversion Price pursuant to this subsection 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for purposes of determining the number of shares of Additional Stock issued and the consideration paid therefor:

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account

potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price of the Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 4(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 4(d)(i)(E)(3) or (4).

(ii) "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 4(d)(i)(E)) by this corporation on or after the Filing Date other than:

(A) Common Stock issued pursuant to a transaction described in subsection 4(d)(iii) hereof;

(B) Common Stock issued to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by this corporation's Board of Directors;

(C) Common Stock issued pursuant to an underwritten public offering;

(D) Common Stock issued pursuant to the conversion or exercise of convertible or exercisable securities outstanding on the Filing Date;

(E) Common Stock issued in connection with a bona fide business acquisition by this corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise;

(F) Common Stock issued or deemed issued pursuant to subsection 4(d)(i)(E) as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 4(d);

(G) Common Stock issued upon conversion of the Preferred Stock;

(H) Common Stock issued pursuant to any equipment leasing, bank credit or debt financing arrangement;

(I) Common Stock issued pursuant to strategic transactions entered into primarily for non-equity financing purposes; or

(J) Common Stock that is issued with the unanimous approval of the Board of Directors of this corporation and the Board of Director specifically states that it shall not be Additional Stock.

(iii) In the event this corporation should at any time or from time to time after the Filing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 4(d)(i)(E).

(iv) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(iii), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and this corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(h) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

(i) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Third Amended and Restated Certificate of Incorporation.

(j) Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of the outstanding shares of such series of Preferred Stock. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

5. Voting Rights.

(a) General Voting Rights. Except as provided below, the holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Notwithstanding the foregoing or any other provision of this Third Amended and Restated Certificate of Incorporation, the Series C Preferred Stock shall have only such voting rights, if any, as required by law as to matters affecting such Series C Preferred Stock, and shares of Series C Preferred Stock shall not be included in determining the number of shares entitled to vote on any matter where voting rights enjoyed by the Series C Preferred Stock is not so required by law. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b) Voting for the Election of Directors. As long as at least six million (6,000,000) shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of such shares of Preferred Stock shall be entitled to elect one (1) director of this corporation at any election of directors. The holders of outstanding Common Stock (voting as a separate class, exclusive of any Preferred Stock) shall be entitled to elect two (2) directors of this corporation at any election of directors. The holders of a majority of the outstanding shares of Preferred Stock and the holders of a majority of the outstanding shares of Common Stock (voting separately as separate classes) shall be entitled to elect any remaining directors of this corporation.

Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Third Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Director's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

6. Protective Provisions. So long as at least six million (6,000,000) shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, this corporation shall not (by amendment, merger, consolidation or otherwise) without (in addition to any other vote required by law or the

this Third Amended and Restated Certificate of Incorporation) first obtaining the approval by vote or written consent, as provided by law, of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, on an as-converted basis):

(a) amend, alter or repeal any provision of this Third Amended and Restated Certificate of Incorporation or Bylaws that alters or changes the powers, preferences, or special rights of the Preferred Stock in a material and adverse manner (it being understood that the creation or authorization of a class or series of stock that is senior to, or on parity with, or junior to any other class or series of stock shall not be deemed to materially or adversely affect the powers, preferences, or special rights of such series of Preferred Stock);

(b) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Preferred Stock;

(c) authorize or issue any equity security (including any other security convertible into or exercisable for any such equity security) having a preference that is senior to the Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Preferred Stock this Third Amended and Restated Certificate of Incorporation (including any security convertible into or exercisable for such shares of Preferred Stock);

(d) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Common Stock; provided, however, that this restriction shall not apply to (i) the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal; or (ii) repurchases pursuant to the terms of the Amended and Restated First Refusal and Co-Sale Agreement, dated on or about December 9, 2019, by and among this corporation and the other parties named therein (as the same may be further amended or restated from time to time); or

(e) pay or declare any dividend on any shares of capital stock of this corporation other than dividends payable on the Common Stock solely in the form of additional shares of Common Stock.

7. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by this corporation. This Third Amended and Restated Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

8. Notices. Any notice required by the provisions of this Article IV(B) to be given to the holders of shares of Preferred Stock shall be deemed given (i) if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this corporation, (ii) if such notice is provided by electronic

transmission in a manner permitted by Section 232 of the General Corporation Law, or (iii) if such notice is provided in another manner then permitted by the General Corporation Law.

C. Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3. Redemption. The Common Stock is not redeemable at the option of the holder.

4. Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V

Except as otherwise provided in this Third Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

The number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Third Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

* * *

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That this Third Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 20th day of February, 2024.

/s/ Steve Jefferson
Steve Jefferson, President